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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                               (Amendment No. 2)
                   Tender Offer Statement Pursuant To Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934


                            COBRA GOLF INCORPORATED
                           (Name of Subject Company)


                                   HCAC, INC.
                             AMERICAN BRANDS, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   190907105
                     (CUSIP Number of Class of Securities)


                           Mr. Louis F. Fernous, Jr.
                          Vice President and Secretary
                             American Brands, Inc.
                            1700 East Putnam Avenue
                     Old Greenwich, Connecticut 06870-0811
                                 (203) 698-5000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)


                                   Copies to:

                             Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

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                              (Page 1 of 7 Pages)
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CUSIP No. 190907105             14D-1 AND 13D                Page 2 of 7 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         HCAC, INC.                         06-1441617
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2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         AF
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        / /
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         DIRECTLY: 18,313,150 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (INCLUDING APPROXIMATELY 1,371,212 SHARES SUBJECT TO GUARANTEE OF DELIVERY)
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8.       CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       / /
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 98.2% OF THE OUTSTANDING COMMON STOCK
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10.      TYPE OF REPORTING PERSON

         CO
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                              (Page 2 of 7 Pages)

CUSIP No. 190907105             14D-1 AND 13D                Page 3 of 7 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         AMERICAN BRANDS, INC.               13-3295276
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2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
3.       SEC USE ONLY
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4.       SOURCE OF FUNDS
         WC, OO
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        / /
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         INDIRECTLY THROUGH HCAC, INC.: 18,313,150 SHARES OF COMMON STOCK,
         PAR VALUE $.001 PER SHARE (INCLUDING APPROXIMATELY 1,371,212 SHARES SUBJECT TO GUARANTEE OF DELIVERY)
-------------------------------------------------------------------------------
8.       CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       / /
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 98.2% OF THE OUTSTANDING COMMON STOCK
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10.      TYPE OF REPORTING PERSON

         CO
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                              (Page 3 of 7 Pages)

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         This Statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 22, 1995, as previously amended and supplemented (the "Schedule 14D-1"), by American Brands, Inc., a Delaware corporation (the "Parent"), and HCAC, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Purchaser"), and relates to a tender offer by the Purchaser to purchase all issued and outstanding shares of Common Stock, $.001 par value per share (the "Shares"), of Cobra Golf Incorporated, a Delaware corporation (the "Company"), at a purchase price of $36.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

         Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.



ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Items 5(a),(c), (e), (f) and (g) of the Schedule 14D-1 are hereby amended by adding thereto the following:

         The Offer by the Purchaser for all outstanding Shares expired at 12:00 Midnight, New York City time, on Tuesday, January 23, 1996. Based on information provided by the Depositary, a total of 18,313,150 Shares (including approximately 1,371,212 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer and were accepted for payment by the Purchaser. Upon purchase of all such tendered Shares, the Purchaser will own approximately 98.2% of the outstanding Shares.

         Promptly following its purchase of such Shares, the Purchaser, as owner of more than 90% of the outstanding Shares, will execute and file with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger pursuant to Section 253 of the Delaware General Corporation Law (the

                              (Page 4 of 7 Pages)
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"DGCL"). As a result of the Merger, each outstanding Share (other than Shares held in the Company's treasury or by any subsidiary of the Company, Shares held by the Parent, the Purchaser or any other subsidiary of the Parent, and Shares held by stockholders who have perfected their appraisal rights under the DGCL) will be converted into the right to receive $36.00 per share in cash, without interest. Upon the Merger becoming effective, the separate corporate existence of the Purchaser will cease and the Company, as the corporation surviving the Merger, will be a direct, wholly-owned subsidiary of the Parent.

         The consummation of the Offer was publicly announced in a press release issued by the Parent on January 24, 1996, a copy of which is attached as Exhibit
(a)(13) hereto and incorporated herein by reference.



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Items 6(a)-(b) of the Schedule 14D-1 are hereby amended by adding thereto the following:

         The information set forth in Item 5 of this Statement is incorporated herein by reference.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended by adding thereto the following:

(a)(13)  --  Press release issued by the Parent on January 24, 1996.


                              (Page 5 of 7 Pages)

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN BRANDS, INC.


                                    By:     Charles H. McGill
                                        -------------------------
                                            Charles H. McGill
                                          Senior Vice President -
                                          Corporate Development


                                    HCAC, INC.


                                    By:     Charles H. McGill
                                        -------------------------
                                            Charles H. McGill
                                              Vice President



Dated: January 24, 1996.


                              (Page 6 of 7 Pages)

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                                 EXHIBIT INDEX

EXHIBIT                                                              SEQUENTIAL
  NO.                             DESCRIPTION                       PAGE NUMBER

(a)(13) --  Press release issued by the Parent on January 24, 1996.


                              (Page 7 of 7 Pages)